

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

January 4, 2007

By U.S. Mail and facsimile

Mr. Leng You-Bin
President
American Dairy, Inc.
C-16 Shin Chen International Building, No.10
Jiu-shen Road, Zho Yan Chu
Beijing, The People's Republic of China

> **Re: American Dairy, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed December 6, 2006**
> **File No. 333-128075**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2005**
> **Filed November 14, 2005**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Filed March 31, 2006**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2006**
> **Filed May 15, 2006**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2006**
> **Filed August 14, 2006**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2006**
> **Filed November 30, 2006**
> **File No. 1-32473**

Dear Mr. Leng:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1/A-4

Risk Factors

"Changing Consumer Preferences Make Demand for our Products Unpredictable," page 6

1.   Please delete the mitigating language at the beginning of this risk factor, "as is the case with other companies marketing dairy products…."

Customers, page 17

2.   You indicate that one customer, Heilongjiang Changxin Dairy, represented approximately 15% of sales during 2005. Please file this agreement as an exhibit.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

3.   We note from your response that you believe the words "and partially processed" previously associated with your raw milk inventory disclosure is "immaterial and the distinction is therefore misleading to an investor." Please address the remaining applicable items in prior comment number 17 as follows:

•   Explain the time it takes to process the raw milk and convert it to milk powder within your Business or MD&A;

•   Expand your MD&A to explain the reason for the 125% increase in the raw material's balance from December 31, 2005 to June 30, 2006.

Plan of Operations, page 22

4.   Please update the status of the first phase of the Gannon plant, which you indicate will be completed by the end of 2006.

Comparison of Operations for the Nine Months Ended September 30, 2006 compared with the nine months ended September 30, 2006, page 25

5.   We note that your cost of goods sold increased by 80.7% over the prior period. You state that you had increases in certain raw material costs, such as lactose and fat free powder. Please explain why your cost of goods increased, especially in

light of your increasing sales, and whether you expect these costs to continue to increase in the future.

Interim 2006, page 31

6.   We note your response to our prior comment 7, and renew it in part. Please describe the material covenants of the loans. For example, it appears that section 9.9 and 9.10 of the 30 million RMB loan and section II(vi) and (vii) of the 15 million RMB loan each require the approval of the lender for the company to engage in certain types of financings. Please advise.

In addition, the maturity date of 30 million RMB loan appears to be July 27, 2006, and the maturity date of the 15 million RMB loan appears to be February 29, 2007.   Additionally, there is no date of February 29 in 2007. Please advise.

Management, page 39

7.   Please update your management table to reflect the results of your shareholder meeting to be held on December 28, 2006.

Executive Compensation, page 42

General

8.   Since you will have to file an amendment to this registration statement after December 31, 2006, please be advised that you must provide the disclosure required by recently amended Item 402 of Regulation S-K, including the compensation discussion and analysis. See Section VII of Release No. 34-54302A (Nov. 7, 2006) and Interpretation J.8B of the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations (July 1997).

9.   Please provide the information required by recently amended Item 404(b) of Regulation S-K in regard to the review, approval or ratification of transactions with related persons. See Release No. 34-54302A.

10.   Please provide the information required by Item 407(a) of Regulation S-K.

Certain Relationships and Related Transactions, page 43

11.   We note your revised disclosure in regard to the debt due to Mr. Leng in regard to the acquisition of Feihe Dairy. Please provide a description of how the purchase price was determined, identify who made the determination and identify if they have any relationship with the company or Mr. Leng. Please state whether there

is any written agreement between the company and Mr. Leng in regard to the amount owed. If there is, please file it as an exhibit.

12.   Please state whether there is any written agreement between the company and Mr. Leng in regard to the funding of the capital for Shanxi Feihesantai Biotechnology Scientific and Commercial Co., Limited. If there is, please file it as an exhibit.

13.   Please provide the disclosure required by the recently amended Item 404(a) in regard to the debt owed to Pike Capital Partners.

Note 7. Transactions with Related Parties, page F-18

14.   We have reviewed your response to prior comment number 18 and re-issue the comment in its entirety.

Please expand your liquidity discussion to identify loans from officers and directors as a source of liquidity and explain how this source is considered in your corporate plan to manage your cash flows. Additionally, please address the use and availability of financing raised from other sources such as a limited partnership shareholder, as disclosed on page F-20.

Note 14. Minority Interest, page F-21

15.   We note your statement that "At September 30, 2006, December 31, 2005 and 2004, the Company owned 60% of Shanxi's registered capital stock." Please update your disclosure within to indicate, if true, that you own 100% of Shanxi Feihesantai as of the third quarter of 2006. In this regard, we note your disclosure on page 13 that "During the third quarter of 2006, American Dairy purchased the additional 40% interest in Shanxi Feihesantai from Licheng Shantia." Additionally, please confirm, if true, or otherwise advise, whether the minority interest balance as of September 30, 2006 is appropriate given the acquisition of 40% of the minority interest.

Note 18. Stock Options and Warrants, page F-26

16.   We note that you modified the terms of your outstanding warrants such that "The term of the warrants was extended to October 2006, and a cashless conversion feature was added." We further note that you reported additional compensation expense for the fair value of these term modifications, totaling $290,952. Based on the cashless conversion feature that was given to these warrants, please provide a detailed analysis that supports your conclusion that the warrants do not now represent a derivative required to be accounted for under the provisions of SFAS 133 and/or EITF 00-19 or revise your accounting as appropriate. Please refer to DIG A17 of SFAS 133, which states that "if either counterparty could net

share settle the contract, then it would be considered a derivative, regardless of whether the net shares received were readily convertible to cash as described in paragraph 9(c) or were restricted for more than 31 days." Please see our website for the Current Accounting and Disclosure Issues in the Division of Corporation finance, Section II.B located at http://www.sec.gov/divisions/corpfin/acctdis120105.pdf for further guidance.

Recent Sales of Unregistered Securities, page 53

17.   We note your response to our prior comment 16 and renew it. We do not see where you have disclosed the information requested for each selling shareholder. Please identify the transactions in which each of the selling shareholders received the shares being registered for resale. Include the basis for your conclusion that an exemption from registration was available. Ensure that you disclose the value of any consideration received in exchange for such securities. Finally, please file as exhibits the documentation related to these private placements.

Exhibits and Financial Statement Schedules, page 57

18.   Please review and revise, as necessary, the references to the documents in which your exhibits have been filed, and be sure that all of your exhibits are properly referenced. We note, for example, that Exhibit 10.1 should be referenced to footnote 7, as opposed to footnote 5. We also note that Exhibit 10.13, which is included in this filing, is not listed on the exhibit index, and that the reference to the exhibit number of the Form of Dairy Contract is incorrect. Exhibit 10.4 is not listed separately, but is included in the text to exhibit 10.3. Finally, you have two footnotes to the index, footnotes 13 and 14 that do not appear to be on the actual exhibit list.

19.   Please file a new legal opinion that speaks as of a date that is very close to the time of desired effectiveness. In the revised opinion, please opine separately on the currently outstanding common stock registered for resale on the one hand, and the common stock underlying warrants that are yet to be exercised on the other. Finally, please delete the assumption that "each of the documents referred to constitutes the legal, valid and binding obligation of the party executing the same." This is a legal conclusion that cannot be assumed by legal counsel.

Form 10-Q for the Quarter Ended September 30, 2006

20.   Please note that after this letter, we will defer any further review of your filing until you have complied with our request to amend this document. Please also ensure that all of your future reports comply with these comments.

Controls and Procedures, page 6

21.   We note that your certifying officers disclose their conclusions as to the effectiveness of your disclosure controls and procedures "as of a date within 90 days of the filing of this report." However, Item 307 of Regulation S-K requires that your certifying officers disclose their conclusions regarding the effectiveness of your disclosure controls and procedures "as of the end of the period covered by the report." See also Regulation S-K, paragraph 4(c) of Exhibit 31. Please review your disclosure and revise as appropriate.

22.   You state that there were no "significant changes" in your "internal controls or other factors." Please note that Item 308(c) of Regulation S-K requires that you disclose any change in your internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during the last fiscal quarter that has "materially affected, or is reasonably likely to materially affect," your internal control over financial reporting. See also Regulation S-K, paragraph 4(d) of Exhibit 31. Please review your disclosure and revise as appropriate.

Exhibits 31.1 and 31.2

23.   We note that the wording of your certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 does not precisely match the language set forth in the Act. In this regard, there is no provision for your reference to the "quarterly" or "annual" report in any paragraph other than paragraph one. Refer to Item 601(b)(31) of Regulation S-K for the exact text of the required Section 302 certification, and revise your future exhibits as appropriate.

Form 10-K/A for the Fiscal Year Ended December 31, 2005, Forms 10-Q for the Fiscal Quarters Ended September 31, 2005, March 31, 2006 and June 30, 2006

Explanatory paragraph

24.   Please revise any future filings where you include an explanatory paragraph to remove reference to the Commission as the reason for your amendment. In this regard, the filings and associated financial statements included in those filings are the sole responsibility of the Company's management.

Exhibits 31.1 and 31.2

25.   In future filings, please delete the last clause of paragraph 1 that references the period covered by the report.

26.   We note that you have replaced the word "report" with "annual report" or "quarterly report" in paragraphs 2, 3 and 5 of the certification. In future filings please use the word "report."

27.   In future filings, please correct the typographical error in paragraph 4(b) when referring to

Closing Comments

        As appropriate, please amend your Form 10-K and Form 10-Qs within ten business days of the date of this letter, or else let us know when you will respond. As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jennifer Goeken at (202) 551-3721 or, in her absence, Jill Davis, Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. Please contact Donna Levy at (202) 551-3292 or, in her absence, me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: J. Rinde, Esq. (by facsimile)
       J. Goeken
       J. Davis
       D. Levy